Cornerstone Ministries Investments, Inc.

2450 Atlanta Highway, Suite 904

Cumming, GA  30040

September 6, 2006

Donald A. Walker

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

RE: Cornerstone Ministries Investments, Inc. (File No. 001-32165)

Form 10-KSB/A for the year ended December 31, 2005

Dear Mr. Walker:

Below is our response to your letter dated September 5, 2006:

Comment #1:  The certifications have been updated using September 6, 2006 as the date of the certifications.

In connection with our responses to your comments we acknowledge that:

•

Cornerstone Ministries Investments, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•

Cornerstone Ministries Investments, Inc. may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cecil A. Brooks

Cecil A. Brooks

Chairman, President and Chief Executive Officer

Cornerstone Ministries Investments, Inc.

Cornerstone Ministries Investments, Inc.

2450 Atlanta Highway, Suite 904

Cumming, GA  30040

FOR EDGAR FILING

September 6, 2006

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Cornerstone Ministries Investments, Inc., File No. 333-93475

       Form 10-KSB/A for year ended December 31, 2005

Dear Commission:

Attached is Form 10-KSB/A for filing by Cornerstone Ministries Investments, Inc. for its fiscal year ended December 31, 2005.  This amendment is in response to certain comments received from the Commission on September 5, 2006.

Thank you.

Sincerely,

By:  S/John T. Ottinger

John T. Ottinger

Vice President and Chief Financial Officer